December 16, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549-7010

Attention: Mr. Mark Shannon, Branch Chief

By EDGAR

Dear Sirs:

Re:	Gammon Gold Inc.
Form 40-F for the Fiscal Year Ended December 31, 2008,
As Amended
Filed August 12, 2009
Form 6-K
Filed April 16, 2009
File No. 1-31739

On behalf of our client, Gammon Gold Inc. (the “Company”), we confirm the Company’s receipt of the Staff’s letter of comments, dated December 10, 2009 (the “Comment Letter”), in respect of the above noted filings. Due to the upcoming holidays, the Company has advised us that it anticipates responding to the Comment Letter on or before January 18, 2009.

If you should have any questions or concerns regarding the anticipated timing of the Company’s response, please do not hesitate to contact the undersigned at (604) 630-5199.

Yours truly,

/s/ Daniel M. Miller

cc: Scott Perry, Chief Financial Officer, Gammon Gold Inc.